MEETING OF SHAREHOLDERS
The Annual Meeting of shareholders of the Fund was held on February 15, 2008. On December 14, 2007, the record date of the meeting, the Fund had $764,980,450 outstanding of which $660,347,000 (86.32%)
in net assets were represented at the meeting.

Proposal 1- Election of Trustees:

Net Assets Voted Net Assets voted     For           Withheld
Charles A Austin III             $646,824,336     $13,522,664
Gerald M. McDonnell	          647,197,667      13,149,333
Richard J. Shima                  647,116,595      13,230,405